May 14, 2008
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Mindy Hooker, Division of Corporation Finance
RE:	Paychex, Inc. Form 10-K for the Fiscal Year Ended May 31, 2007 Filed July 20, 2007 File #0-11330
Dear Ms. Hooker:
Paychex, Inc. hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in their letter dated April 3, 2008, with respect to the above-referenced filings. For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.
Consolidated Statements of Cash Flows, page 38
•	We note that the net change in client fund deposits is being classified as investing activities on your statement of cash flows. Please explain in detail how this classification of cash received from and paid on behalf of your clients as an investing activity is consistent with SFAS 95. Also, please tell us your consideration for presenting the net increases or decreases in client fund deposits as either an operating cash flow or a financing cash flow.
As part of providing our payroll and human resource ancillary services, funds are collected from clients and later remitted to the applicable tax or regulatory agencies or client employees. We invest these funds during the interim period between collection and remittance, reflected as the “funds held for clients” asset on our balance sheet. The “client fund deposits” liability on our balance sheet is the amount of cash we have collected as of the reporting date that is due to be paid out on behalf of our clients.
While cash received from and paid on behalf of our clients may have aspects of more than one class of cash flows, we believe the predominant source and use of cash flows for this item specifies a classification as an investing activity. It has been our position that the asset “funds held for clients” and the related liability “client fund deposits” are the result of an integrated set of transactions (i.e., linked) and interdependent, that one should follow the other in the presentation within the statement of cash flows. The cash collected is restricted as to use, as we set the cash aside for a particular purpose, and segregate it on the balance sheet as a separate asset classified as “funds held for clients”. The funds held are invested in high credit quality securities. No return is provided to the client during the holding period therefore this is not a deposit instrument.
This particular activity has not been specifically defined in any accounting literature. In our view, SFAS 95 did not contemplate this type of activity and therefore, we have used our judgment in determining the proper presentation of cash flow activity. Restricted cash may fit into more than one cash flow classification. However, because the cash is held in an investment or a security rather than in a bank account, the cash flow activity of the investment or security is reflected in the investing section of the statement of cash flows. We understand that the SEC staff has had a long-standing position that restricted cash is an investment and should be classified as an investing activity. This view was discussed by the SEC staff as recently as December 2006 at the 2006 AICPA National Conference on Current SEC and PCAOB Developments.
We do not believe that the activity is either an operating activity or financing activity. Our operations do not directly generate this cash collected from clients, but rather it is a by-product of providing the ancillary services to our clients. While there is an impact to cash flows due to the timing between when cash is received from our clients and when it is paid out on behalf of clients, these funds are a pass-through. The cash collected from clients is not earned from the provision of services nor is it included in the determination of net income (SFAS 95 paragraph. 21). In our opinion and for the reasons stated previously, classifying the change in the cash received from and paid on behalf of our clients as an operating activity would mislead the reader as to the actual impact of our direct operations on our cash position. In addition, the cash received and paid on behalf of our clients does not constitute resources obtained from owners of the company, nor is it resources obtained from or paid to creditors (SFAS 95 paragraph 18) on behalf of the company, and thus would not be considered a financing activity.
Nonetheless, after our recent telephonic conversation with the Staff, we understand the Staff may consider the net change in client fund deposits as a financing activity. The receipt and remittance of clients’ funds the Staff construes as a borrowing that results in the creation of a contractual obligation and the subsequent settlement of that obligation. Given the conversation with the Staff, we agree to reclassify the net change in client fund deposits from investing activity to financing activity on a prospective basis. It is our understanding from the conversation that the change would not be a correction of error, and we will make appropriate changes within our upcoming Annual Report on Form 10-K filing for the year ended May 31, 2008. Included in that filing will be separate disclosure on the change in the statement of cash flows for which an example disclosure has been attached to this letter.
If you have any questions, or require additional information, please do not hesitate to contact me at (585) 385-6666.
Sincerely,
/s/ John M. Morphy
John M. Morphy
Senior Vice President,
Chief Financial Officer, and Secretary

Paychex, Inc.
Example Note Disclosure
Note B — Reclassification Within Consolidated Statements of Cash Flows
Client fund obligations represent the Company’s contractual obligation to remit funds, on the client’s behalf, to tax or regulatory agencies or client employees. The Company has reclassified the net change in client fund obligations in the Consolidated Statements of Cash Flows from investing activities to financing activities for all periods presented. The impacts of the reclassification to prior year periods were as follows:

	Year ended May 31,
	2007	2006	2005

Net cash used in investing activities — as previously reported	$(440,900)	$(310,050)	$(247,586)
Impact of reclassification — net change in client fund obligations	(376,137)	(620,807)	(191,647)

Net cash used in investing activities — as reclassified	$(817,037)	$(930,857)	$(439,233)

Net cash used in financing activities — as previously reported	$(248,397)	$(199,429)	$(183,950)
Impact of reclassification — net change in client fund obligations	376,137	620,807	191,647

Net cash provided by financing activities — as reclassified	$127,740	$421,378	$7,697

This reclassification had no impact on the net change in cash and cash equivalents or cash flows from operating activities for any period presented.